Exhibit 4.26

AMENDMENT

This is to confirm the amendment to SYSTEM USE AGREEMENT executed on March 29, 2018, its first AMENDMENT excused on December 31, 2018, its second AMENDMENT excused on November 7, 2019, its third AMENDMENT excused on April 24, 2020 and its fourth AMENDMENT excused on June 18, 2020 (collectively referred to as “the Agreement”) between Toppan Printing Co., Ltd. and VTS-TOUCHSENSOR Co., LTD.

1.Section 7.1 of the Agreement shall be deleted in its entirety and is replaced with the following:

“This Agreement commences on the Effective Date and continues until March 31, 2022, unless terminated earlier pursuant to Section 7.2 (the “Term”). If not terminated earlier, the Term will be renewed for successive three (3) months, unless either party notifies in writing the other party of its intent not to renew at least thirty (30) days prior to expiration of this Agreement.

2.Section 7.2 (c) of the Agreement shall be deleted in its entirety and is replaced with the following:

“Section 7.2 (c) Company may terminate this Agreement before the expiration of the Term upon giving six (6) months5 advance written notice to Toppan if the Cut Over is completed before the expiration of the Term.”

3.The parties confirm that the Ongoing Fees specified in Section 4.1 shall be JPY 1,000,000 (excluding tax) per month as amended in the second AMENDMENT.

4.This amendment shall have the effect on April 1, 2021.

5.Except as specifically provided hereinabove, both parties shall comply with the terms and conditions of the Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this instrument as of the dated indicated below.

Toppan Printing Co., Ltd.		VTS-TOUCHSENSOR Co., LTD.

Date:	24 Aug 2021	Date:	23 Aug 2021

By:	/s/ Kazunori Katsumura	By:
Name: Kazunori Katsumura		Name: Mario Bernardo N.Santos
Title: Senior General Manager		Title: Managing Director